# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nature Wood Group Limited, CIK 0001948294
CUSIP: 63903R106
Title of class of securities: American Depositary Shares, each representing eight Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13E, Macau, Macau (N5), 000000
Date of event which requires filing of this statement: 10/22/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-005373
Filed by CIK 0001981445

## Reporting persons
- Hok Pan SE: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Macau (N5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Son I UN: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Macau (N5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Easy Bliss Limited: type of reporting person: corporation (CO); citizenship or place of organization: Macau (N5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nature Wood Group Limited
Address of issuer's principal executive offices: Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13E, N5

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is filed by Hok Pan SE, Son I UN and Easy Bliss Limited (collectively, the "Reporting Persons"). Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission on February 8, 2024 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The items responded to in this Amendment No. 1 are hereby amended and restated.
Address of principal business office or, if none, residence: 24 Junho Avenida. 24 Junho FL.10 B The Paragon, Macau S.A.R.
Citizenship:
Hok Pan SE: Macau

Son I UN: Macau

Easy Bliss Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Share Purchase Agreement dated October 22, 2025 among Nature Wood Group Limited's certain existing shareholders, including the Reporting Persons, as sellers, and TUTU Business Services Limited and certain other purchasers.

## Signatures
- Hok Pan SE: /s/ Hok Pan SE, Hok Pan SE (10/24/2025)
- Son I UN: /s/ Son I UN, Hok Pan SE (10/24/2025)
- Easy Bliss Limited: /s/ Hok Pan SE, Hok Pan SE/Director (10/24/2025)